UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Amendment No. 4

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

YUME, INC.

(Name of Subject Company)

REDWOOD MERGER SUB I, INC.

(Offeror)

RHYTHMONE PLC

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Ted Hastings

601 Montgomery Street, Suite 1600

San Francisco, CA 94111

(415) 655-1450

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ted Hastings RhythmOne plc 601 Montgomery Street, Suite 1600 San Francisco, California 94111 (415) 655-1450	Mile T. Kurta John Emanoilidis Torys LLP 1114 Avenue of the Americas 23rd Floor New York, New York 10036 (212) 880-6000	Paul Porrini Amy Rothstein YuMe, Inc. 1204 Middlefield Road Redwood City, California 94063 (650) 591-9400	James J. Masetti Christina F. Pearson Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233- 4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$155,750,297.10	$19,390.91***

*	Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on based on (a) the product of (i) $4.35, the average of the high and low sales prices per share of YuMe, Inc. (“YuMe”) common stock on December 28, 2017, as reported by the New York Stock Exchange, and (ii) 35,804,666, the estimated number of YuMe common stock to be exchanged in the Transactions.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the estimated transaction valuation.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,707.02	Filing Party: RhythmOne plc
Form or Registration No.: Form F-4	Date Filed: December 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by RhythmOne plc, a public limited company incorporated and registered in England and Wales with company number 06223359 (“RhythmOne”) and Redwood Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of RhythmOne (“Purchaser”). This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 4, 2018 (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO filed with the SEC on January 16, 2018 and Amendment No. 2 to the Schedule TO filed with the SEC on January 26, 2018, and relates to the offer by the Purchaser and RhythmOne to exchange for each outstanding share of common stock (“YuMe Share”) of YuMe, Inc., a Delaware corporation (“YuMe”), a combination of cash and stock consideration for their YuMe Shares. For each YuMe Share held, YuMe stockholders are being offered (i) $1.70 in cash without interest, and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), which gives effect to the 10-for-1 share consolidation of RhythmOne Shares implemented on September 25, 2017, subject to the terms and conditions set forth in the prospectus/offer to exchange which is a part of the registration statement on Form F-4 filed by RhythmOne with the SEC on December 22, 2017, as amended (the “Prospectus/Offer to Exchange”) and the related Letter of Transmittal.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Prospectus/Offer to Exchange.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“At one minute after 11:59 p.m. Pacific Time, on February 1, 2018, the Offer expired as scheduled and was not extended. The Purchaser was advised by Computershare Trust Company, N.A., the depositary and exchange agent for the Offer, that as of the expiration of the Offer, a total of 26,122,350 YuMe Shares were validly tendered in the Offer and not validly withdrawn, representing approximately 74.4% of YuMe’s outstanding common stock. The number of YuMe Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition to the Offer, and all other conditions to the Offer were satisfied. Accordingly, the Purchaser accepted for exchange, and will promptly exchange, all 26,122,350 YuMe Shares validly tendered and not validly withdrawn.

Following consummation of the Offer, RhythmOne intends to consummate a merger of the Purchaser with and into YuMe, with YuMe surviving the merger as a wholly owned subsidiary of RhythmOne (the “First Merger”). The First Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware. Immediately following the First Merger, the surviving corporation will merger with and into Merger Sub II, with Merger Sub II surviving the merger as a wholly owned subsidiary of RhythmOne (the “Second Merger”, and together with the First Merger, the “Mergers”). Following the Mergers, all YuMe Shares will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(xvii)	Press release announcing the completion of the Exchange Offer, dated February 2, 2018.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2018

REDWOOD MERGER SUB I, INC.

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer

RHYTHMONE PLC

By:	/s/ Ted Hastings
Name:	Ted Hastings
Title:	Chief Executive Officer